Exhibit 99.1

Nevada Geothermal Power Announces Approval of Environmental Assessment for Blue Mountain

VANCOUVER, B.C., January 10, 2008,  Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that NGP has received approval from United States Department of the Interior, Bureau of Land Management (BLM) for its Operations Plan and Utilization Plan for the Blue Mountain Geothermal Project.  Approval is for lands located within the Blue Mountain Geothermal Unit Agreement area (which includes federal and private leases) and the rights-of-way for the electrical transmission line and power switching station.

Based on the environmental analysis and Finding of No Significant Impact (FONSI), NGP is allowed to proceed with geothermal development operations. Work includes the construction of new well pads, access roads and temporary water wells for the purpose of drilling geothermal production wells and installation of production, re-injection, and fresh water pipelines in support of development facilities to operate a geothermal power plant.

“The ‘FONSI’ for our planned operations in the development of the Blue Mountain Power Project represents the culmination of 18 months of collaborative work with the BLM. Extensive environmental and cultural studies were completed and public input was obtained. The EA approval represents a major step towards the completion of the Faulkner 1 geothermal power plant, clearing the way to obtain the balance of permits required for construction,” stated Brian Fairbank, President & CEO.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the Utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada.  The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company for up to 35MW of geothermal power. Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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